UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Second Quarter Results

Net Income of R$227.6 million, up 176.8% compared to 2Q17, or 194.5% after Non-GAAP adjustments to 2Q18. 2Q18 Non-GAAP Net Income of R$242.1 million.

São Paulo, August 30, 2018 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its second quarter results for the period ended June 30, 2018. Our consolidated financial statements are presented in Reais (R$) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Second Quarter 2018 Financial & Operational Highlights:

•	R$16.9 billion in total payment volume (TPV), up 106.8% compared with 2Q17;
•	Active merchants in the last 12 months at close of period of 3.5 million, up 68.7% compared with 2Q17, with growth of 1.4 million net new merchants;
•	R$1,001.8 million in total net revenue*, up 79.8% compared to 2Q17, or 74.9% after Non-GAAP adjustments to 2Q18;
•	R$974.5 million in Non-GAAP total net revenue* in 2Q18;
•	R$227.6 million in net income, up 176.8% compared with 2Q17, or 194.5% after Non-GAAP adjustments to 2Q18;
•	R$242.1 million in Non-GAAP net income in 2Q18;
•	Net Margin of 22.7%, up 7.9 percentage points compared with 2Q17, or up 10.0 percentage points after Non-GAAP adjustments to 2Q18;
•	Non-GAAP Net Margin of 24.8% in 2Q18.

	At and for the three months ended June 30,
Main Operational and Financial Indicators (R$ millions), except per share amounts	2018	2017	Var.%
TPV	16,851.2	8,147.2	106.8%
Active Merchants (last 12 months)	3.5	2.1	68.7%
Total Net Revenue*	1,001.8	557.2	79.8%
Net Income	227.6	82.2	176.8%

Net Margin (%)	22.7%	14.8%	7.9 pp

Basic earnings per common share (EPS)**	0.7417	0.3133
Diluted earnings per common share (EPS)	0.7386	0.3133

Non-GAAP Main Operational and Financial Indicators (R$ millions), except per share amounts	2018
Non-GAAP Total Net Revenue*	974.5
Non-GAAP Net Income	242.1

Non-GAAP Net Margin (%)	24.8%

Non-GAAP Basic earnings per common share (EPS)**	0.7906
Non-GAAP Diluted earnings per common share (EPS)	0.7872

For	a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.
*	Total revenue and income.
**	Weighted average number of common shares of 262 million in 2Q17 and 327 million in 2Q18.

2Q18 Earnings Release	1

Financial Discussion:

I—Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon closing of our initial public offering (“IPO”) with the issuance of 1.9 million shares under LTIP awards that vested on or before the IPO date.

Foreign exchange gain on follow-on proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

2Q18 Earnings Release	2

Tax related to remittance of follow-on proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on follow-on proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to Non-GAAP Revenue and Income,” “Reconciliation of Expenses to Non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to Non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to Non-GAAP Measures.”

Total revenue and income

Our Total revenue and income amounted to R$1,001.8 million in the three months ended June 30, 2018, an increase of 79.8%, or 74.9% after Non-GAAP adjustments to 2Q18, from R$557.2 million in the three months ended June 30, 2017.

Our non-GAAP Total revenue and income amounted to R$974.5 million in the three months ended June 30, 2018.

At and for the three months ended June 30,
Reconciliation of Revenue and Income to Non-GAAP Revenue and Income:	2018
Revenue and Income	1,001.8
(-) Foreign exchange gain on follow-on proceeds [1]	(27.3)

Non-GAAP Revenue and Income	974.5

[1]

Foreign exchange gain on follow-on proceeds: financial income of R$27.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended June 30, 2018 amounted to R$599.9 million, an increase of R$307.8 million, or 105.4%, from R$292.1 million in the three months ended June 30, 2017. This increase was principally due to a continued increase in our active merchant base and TPV.

2Q18 Earnings Release	3

Our Gross revenue from transaction activities and other services during the three months ended June 30, 2018 increased by a slightly lesser percentage than our TPV, which increased to R$16.9 billion from R$8.1 billion in the three months ended June 30, 2017. This difference in the growth rate was due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments in the three months ended June 30, 2018 compared to the three months ended June 30, 2017.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$84.7 million in the three months ended June 30, 2018, or 14.1% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended June 30, 2017, Deductions from gross revenue from transaction activities and other services totaled R$35.7 million, or 12.2% of our Gross revenue from transaction activities and other services for the quarter. The increase in these Deductions as a percentage of our Gross revenues from transaction activities and other services is due to the repeal of the law that charges ISS based on the municipality where the POS device is used. Since the repeal of this law is being contested, we are currently judicially depositing the full tax rate regarding sales made within the São Paulo municipality and recognizing a provision for the difference charged by other municipalities.

As a result, our Net revenue from transaction activities and other services in the three months ended June 30, 2018 amounted to R$515.2 million, an increase of R$258.8 million, or 100.9%, from R$256.4 million in the three months ended June 30, 2018.

Net revenue from sales

Our Gross revenue from sales in the three months ended June 30, 2018 amounted to R$128.1 million, a decrease of R$46.5 million, or 26.6%, from R$174.6 million in the three months ended June 30, 2017. This decrease was principally due to a different hardware sales mix and hardware price reductions in the three months ended June 30, 2018 when compared to the three months ended June 30, 2017.

Our Deductions from gross revenue from sales in the three months ended June 30, 2018 amounted to R$38.7 million, or 30.2% of our Gross revenues from sales for the period. In the three months ended June 30, 2017, these Deductions totaled R$49.0 million, or 28.1% of Gross revenues from sales for the period. The small increase in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the three months ended June 30, 2018 amounted to R$89.4 million, a decrease of R$36.2 million, or 28.8%, from R$125.6 million in the three months ended June 30, 2017.

2Q18 Earnings Release	4

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$332.6 million in the three months ended June 30, 2018, an increase of R$160.0 million, or 92.7% from R$172.6 million in the three months ended June 30, 2017. The growth in this activity compared to the three months ended June 30, 2017 was driven by growth in our TPV, partially offset by an increase in the adjustment of note receivables at present value of R$11.7 million in the three months ended June 30, 2018 from R$6.7 million in the three months ended June 30, 2017.

Other financial income

Our Other financial income amounted to R$64.5 million in the three months ended June 30, 2018, an increase of R$62.0 million from R$2.5 million in the three months ended June 30, 2017. This increase was due to the unusual impact of changes in exchange rates on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering, which impact amounted to R$27.3 million in the three months ended June 30, 2018.

Our non-GAAP Other financial income, which excludes the foreign exchange gain of R$27.3 million, amounted to R$37.2 million in the three months ended June 30, 2018. For a reconciliation of our non-GAAP Other financial income to our Other financial income, see the last page of this earnings release.

Expenses

Our total expenses amounted to R$689.1 million in the three months ended June 30, 2018, an increase of R$248.3 million, or 56.3%, or an increase of 42.0% after Non-GAAP adjustments in the three months ended June 30 ,2018, from R$440.8 million in the three months ended June 30, 2017.

As a percentage of our Total revenue and income, our total expenses in the three months ended June 30, 2018 decreased by 10.3 percentage points, to 68.8% in the three months ended June 31, 2018 from 79.1% in the three months ended June 30, 2017.

Our non-GAAP total expenses amounted to R$626.1 million in the three months ended June 30, 2018 due to the exclusion of the LTIP expenses in the amount of R$62.3 million and IOF tax of R$0.7 million. As a percentage of our non-GAAP Total revenue and income, our non-GAAP total expenses in the three months ended June 30, 2018 was 64.2% as we continue to leverage our costs and expenses.

2Q18 Earnings Release	5

At and for the three months ended June 30,
Reconciliation of Expenses to Non-GAAP Expenses:	2018
Expenses	(689.1)

(-) Share-based long-term incentive plan (LTIP) [1]	62.3
(-) Tax related to remittance of follow-on proceeds (IOF tax) [2]	0.7
Total non-GAAP expenses adjustments	63.0

Non-GAAP Expenses	(626.1)

[1]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2018 the amount of R$30.7 million is mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP. The amount of R$31.6 million is related to the recurrent quarterly provision.

[2]

Tax related to remittance of follow-on proceeds (IOF tax): R$0.7 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on proceeds from our non-GAAP measures primarily because it is an unusual expense.

Cost of sales and services

Our Cost of sales and services amounted to R$482.8 million in the three months ended June 30, 2018, an increase of R$155.8 million, or 47.6%, from R$327.0 million in the three months ended June 30, 2017. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted an increase of 5.7 percentage points, to 79.9% in the three months ended June 30, 2018 from 85.6% in the three months ended June 30, 2017.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 65.9% in the three months ended June 30, 2018 from 70.4% in the three months ended June 30, 2017, reflecting ongoing economies of scale due to growth in our TPV. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 160.3% in the three months ended June 30, 2018 from 116.5% in the three months ended June 30, 2017 due to hardware price reductions and the change in our device product mix.

For the three months ended June 30, 2018, our non-GAAP Cost of sales and services amounted to R$471.5 million, reflecting the exclusion of the LTIP adjustment of R$11.3 million. For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

2Q18 Earnings Release	6

Selling expenses

Our Selling expenses amounted to R$94.4 million in the three months ended June 30, 2018, an increase of R$39.8 million, or 72.8%, from R$54.6 million in the three months ended June 30, 2017. As a percentage of our Total revenue and income, our Selling expenses decreased by 0.4 percentage points, to 9.4% in the three months ended June 30, 2018 from 9.8% in the three months ended June 30, 2017, due to the increase in leverage of our selling expenses base as our TPV has increased.

Administrative expenses

Our Administrative expenses amounted to R$109.2 million in the three months ended June 30, 2018, an increase of R$75.7 million, or 226.0%, from R$33.5 million in the three months ended June 30, 2017. This increase in the three months ended June 30, 2018 was mainly due to the Share based long-term incentive plan (LTIP) expense, which amounted to R$51.0 million. As a percentage of our Total revenue and income, our Administrative expenses increased by 4.9 percentage points, to 10.9% in the three months ended June 30, 2018 from 6.0% in the three months ended June 30, 2017.

For the three months ended June 30, 2018 our non-GAAP Administrative expenses amounted to R$58.2 million, which excludes the LTIP adjustment of R$51.0 million. Our non-GAAP Administrative expenses represented 6.0% of the total of our non-GAAP Net revenue and income for the three months ended June 30, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$2.8 million in the three months ended June 30, 2018, a decrease of R$20.7 million, or 88.1%, from expenses of R$23.5 million in the three months ended June 30, 2017. Expressed as a percentage of our Financial income, our Financial expenses represented 0.8% in the three months ended June 30, 2018 and 13.6% in the three months ended June 30, 2017. This decrease was driven by the use of the IPO proceeds to fund our early payment feature for merchants instead of obtaining early payment receivables from issuing banks.

Our non-GAAP Financial expenses, which excludes the IOF tax amount of R$0.7 million, amounted to R$2.1 million in the three months ended June 30, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see the last page of this earnings release.

Other (expenses) income, net

Our Other (expenses) income, net recorded an income of R$0.1 million in the three months ended June 30, 2018 and an expense of R$2.1 million in the three months ended June 30, 2017. In the three months ended June 30, 2018, this net amount related to civil litigation proceedings expenses partially offset by other income.

2Q18 Earnings Release	7

Profit before income taxes

Our Profit before income taxes amounted to R$312.7 million in the three months ended June 30, 2018, an increase of R$196.3 million, or 168.6%, or an increase of 199.3% after Non-GAAP adjustments in the three months ended June 30, 2018, from R$116.4 million in the three months ended June 30, 2017.

Our non-GAAP Profit before income taxes amounted to R$348.4 million in the three months ended June 30, 2018. This increase was due to significant growth in our Total revenue and income, driven by growth in active merchants and TPV. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$85.1 million in the three months ended June 30, 2018, an increase of R$50.9 million from R$34.2 million in the three months ended June 30, 2017. This item consists of current income tax and social contribution and deferred income tax and social contribution, which relates principally to the tax benefit under the Lei do Bem, which applies to investments made in innovation and technology by PagSeguro Brazil, our Brazilian operating subsidiary.

Our Current income tax and social contribution expense in the three months of June 30, 2018 amounted to R$99.3 million, an increase of R$60.5 million from R$38.8 million in the three months ended June 30, 2017. This increase is mainly due to growth in our Profit before income taxes, partially offset by the tax benefit under the Lei do Bem and the non-taxable income generated by PagSeguro Digital.

Our Deferred income tax and social contribution in the three months ended June 30, 2018 amounted to a tax benefit of R$14.1 million, an increase of R$9.5 million compared with an expense of R$4.6 million in the three months ended June 30, 2017.

The amount of Deferred income tax and social contribution recorded in the three months ended June 30, 2018 reflected the tax benefit on our significant new capital investments in software and technology during the period, less the depreciation and amortization expenses that we recorded against those assets during the period. This tax benefit was partially offset by the amounts we recorded during the period for provisions for employee corporate results-sharing, share-based long-term incentive plan (LTIP) expenses and tax contingencies.

The amount of Deferred income tax and social contribution recorded in the three months ended June 30, 2017 reflected the tax benefit on our capital investments in software and technology during the period, less the depreciation and amortization expenses that we recorded against those assets during the period.

Our non-GAAP Deferred income tax and social contribution expense for the three months ended June 30, 2018 amounted to R$21.2 million.

2Q18 Earnings Release	8

At and for the three months ended June 30,
Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution:	2018
Income tax and social contribution	(85.1)

(-) Income tax and social contribution on Non-GAAP adjustments [1]	(21.2)

Non-GAAP Income tax and social contribution	(106.3)

[1]

Income tax and social contribution on Non-GAAP adjustments: the amount of R$21.2 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on follow-on proceeds of R$27.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

Net income for the period

Our Net income for the period in the three months ended June 30, 2018 amounted to R$227.6 million, an increase of R$145.4 million, or 176.8%, or an increase of 194.5% after Non-GAAP adjustments in the three months ended June 30, 2018.

As a percentage of our Total revenue and income, our Net income for the period increased by 7.9 percentage points, to 22.7% in the three months ended June 30, 2018 compared with 14.8% in the three months ended June 30, 2017. This increase was driven by growth in active merchants and TPV, resulting in greater leverage of our operating expenses.

Our non-GAAP Net income for the three months ended June 30, 2018 amounted to R$242.1 million, reflecting the sum of the non-GAAP adjustments described below.

At and for the three months ended June 30,
Reconciliation of Net Income to Non-GAAP Net Income:	2018
Net Income	227.6

Foreign exchange gain on follow-on proceeds [1]	(27.3)
Share-based long-term incentive plan (LTIP) [2]	62.3
Tax related to remittance of follow-on proceeds (IOF tax) [3]	0.7
Income tax and social contribution on non-GAAP adjustments [4]	(21.2)

Total non-GAAP net income adjustments	14.5

Non-GAAP Net Income	242.1

[1]

Foreign exchange gain on follow-on proceeds: financial income of R$27.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

[2]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2018 the total amount of R$30.7 million is mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP. The amount of R$31.6 million is related to the recurrent quarterly provision.

[3]

Tax related to remittance of follow-on proceeds (IOF tax): R$0.7 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on proceeds from our non-GAAP measures primarily because it is an unusual expense.

[4]

Income tax and social contribution on Non-GAAP adjustments: the amount of R$21.2 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on follow-on proceeds of R$27.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

2Q18 Earnings Release	9

II—Cash Flow

Our cash and cash equivalents at the beginning of the six months ended June 30, 2018 amounted to R$66.8 million.

Our Profit before income taxes in the six months ended June 30, 2018 was R$475.7 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the six months ended June 30, 2018 but which did not affect our cash flows totaled the positive amount of R$231.9 million, mainly due to R$162.4 million of Share-based long-term incentive plan (LTIP) expenses, R$28.1 million in Chargebacks and R$38.5 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2018 amounted to a negative cash flow of R$2,616.6 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$6,172.1 million at June 30, 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$2,838.1 million in the six months ended June 30, 2018. From the R$2,838.1 million of negative cash flow, R$1,581.6 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. The remaining R$1,256.5 million negative cash flow is related to TPV growth in the six months ended June 30, 2018.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$3,084.8 million at June 30, 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented positive cash flow of R$4.2 million in the six months ended June 30, 2018.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (no balance at June 30, 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$33.6 million at June 30, 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$119.1 million in the six months ended June 30, 2018. Our cash management has been separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that related to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our IPO, and all such balances were repaid by UOL.

2Q18 Earnings Release	10

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$4.5 million in the six months ended June 30, 2018.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$1.4 million in the six months ended June 30, 2018.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$22.3 million in the six months ended June 30, 2018.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$110.8 million in the six months ended June 30, 2018. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$160.2 million in the six months ended June 30, 2018. Our cash flows in the six months ended June 30, 2018 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the six months ended June 30, 2018 totaled R$1,859.8 million.

Our Cash flows provided by investing activities in the six months ended June 30, 2018 totaled R$133.0 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the period. We also invested R$66.4 million in purchases and development of intangible assets, which represent purchases of third party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets.

Our Cash flows provided by financing activities in the six months ended June 30, 2018 totaled R$4,573.5 million, consisting of R$4,744.9 million representing our IPO and follow-on offering primary share proceeds, less R$186.3 million representing transaction costs, both of which related to our IPO and follow-on offering.

After accounting for the total increase in Cash and cash equivalents of R$2,846.7 million discussed above, our Cash and cash equivalents at June 30, 2018 amounted to R$2,913.5 million.

2Q18 Earnings Release	11

Products launched in 2Q18

In 2Q18, we launched our bill payment solution. With this feature, our merchants no longer need to cash out their PagSeguro digital account in order to pay bills. Our bill payment feature is free of charge and includes the payment of bank slips (boletos), utilities and consumer and tax bills. The launch of this feature corroborates our cross-selling strategy through the digital account and increases the stickiness of our merchants.

In June, we launched our new POS terminal, Moderninha Plus, replacing our Moderninha Wi-Fi device. Besides the new design, the Moderninha Plus comes with improvements: double the battery life, a more resistant keyboard and a much faster processor. The Moderninha Plus also has NFC (near field communication) which enables contactless transactions.

Recently, we launched additional services to our clients, including our Mobile top up app. Mobile top up is very popular in the Brazilian market, especially in the long-tail market where we have our core business. Through our Mobile top up app, and in combination with our previously launched bill payment solution, we are increasing our customer engagement and encouraging our clients to keep their balances in our digital accounts.

Additionally, we launched our inApp boleto billing. Boletos are also a very popular method of payment in Brazil. Through this app we target B2B and B2C markets, where merchants and individuals can issue unlimited boletos through the app as a payment method to its clients.

Finally, in 2Q18 we promoted our P2P (peer-to-peer) solution, also targeted to B2B and BC2 segments. Merchants and consumers can transfer their payout balances between PagSeguro digital accounts, free of charge. Additionally, merchants and consumers can send invitations to their connections, fostering the creation of new digital accounts in less than 3 minutes.

2Q18 Earnings Release	12

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on Thursday, August 30, at 6:00 pm ET. The conference dial-in in the US and International is 1-800-492-3904 or +1 646 828-8246. The dial-in for connections in Brazil is +55 11 3193-1001 or +55 11 2820-4001. The Conference ID is PagSeguro.

To listen to a live webcast, please visit PagSeguro’s IR website at investors.pagseguro.com. A replay will be available on the same website.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;
•	In-person payments via point of sale (POS) devices that PagSeguro Digital sell to merchants;
•	Free digital accounts;
•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and
•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

2Q18 Earnings Release	13

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended June 30, 2018	Three months ended June 31, 2017%
	(In R$ thousands)
Net revenue from transaction activities and other services	515,249	256,395	101.0%
Net revenue from sales	89,409	125,642	(28.8)%
Financial income	332,595	172,628	92.7%
Other financial income	64,532	2,529	2,452.1%

Total revenue and income	1,001,785	557,194	79.8%
Cost of sales and services	(482,753)	(326,976)	47.6%
Selling expenses	(94,404)	(54,630)	72.9%
Administrative expenses	(109,174)	(33,507)	225.8%
Financial expenses	(2,804)	(23,540)	(88.1)%
Other expenses, net	98	(2,132)	104.6%

PROFIT BEFORE INCOME TAXES	312,748	116,409	168.7%
Current income tax and social contribution	(99,258)	(38,829)	155.6%
Deferred income tax and social contribution	14,117	4,645	203.9%

INCOME TAX AND SOCIAL CONTRIBUTION	(85,141)	(34,184)	149.1%

NET INCOME FOR THE PERIOD	227,607	82,225	176.8%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended June 30, 2018	Three months ended June 30, 2017
	(In R$ thousands, except per share amounts)
Net income attributable to:
Owners of the Company	227,168	82,170
Non-controlling interests	439	54
Weighted average number of outstanding common shares	306,278,562	262,288,607
Weighted average number of common shares	307,583,600	262,288,607
Basic earnings per common share—R$	0.7417	0.3133
Diluted earnings per common share—R$	0.7386	0.3133

Net income Non-GAAP	242,130	—
Weighted average number of outstanding common shares	306,278,562	262,288,607
Weighted average number of common shares diluted	307,583,600	262,288,607
Non-GAAP Basic earnings per common share—R$	0.7906	—
Non-GAAP Diluted earnings per common share—R$	0.7872	—

2Q18 Earnings Release	14

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Six months ended June 30, 2018	Six months ended June 30, 2017
	(In thousands – R$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	475,748	198,584
Expenses (revenues) not affecting cash:
Depreciation and amortization	38,548	22,673
Chargebacks	28,146	25,284
Accrual of provision for contingencies	1,135	568
Share based long term incentive plan (LTIP)	162,410	—
Provision of obsolescence loss	2,745	—
Other financial cost, net	(1,195)	1,899
Changes in operating assets and liabilities
Note receivables	(2,838,067)	(779,202)
Changes in receivables subject to early payment	(1,581,614)	334,174
Changes in receivables not subject to early payment	(1,256,453)	(1,113,376)
Inventories	4,508	(33,502)
Taxes recoverable	265	43,011
Other receivables	3,958	(1,941)
Other payables	2,404	2,183
Payables to third parties	4,218	496,108
Trade payables	64,091	41,932
Receivables from (payables to) related parties	119,130	(3,976)
Salaries and social charges	1,356	4,546
Taxes and contributions	22,291	(34,935)
Provision for contingencies	(795)	—

	(1,909,104)	(16,767)

Income tax and social contribution paid	(110,844)	(30,966)
Interest income received	160,164	111,604
Interest paid	—	(9,175)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,859,784)	54,696

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	—	(3,348)
Purchases of property and equipment	(11,749)	(396)
Purchases and development of intangible assets	(66,363)	(44,328)
Redemption of financial investments	211,116	131,871

NET CASH PROVIDED BY INVESTING ACTIVITIES	133,004	83,799

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,831)
Proceeds from offering of shares	4,744,900	—
Transactional costs	(186,349)	—
Transaction with non-controlling interest	(5,390)	—
Capital increase by non-controlling shareholders	20,334	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,573,495	(205,311)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,846,715	(66,816)

Cash and cash equivalents at the beginning of the period	66,767	79,969
Cash and cash equivalents at the end of the period	2,913,482	13,153

2Q18 Earnings Release	15

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	June 30, 2018	December 31, 2017
	(In thousands – R$)
Cash and cash equivalentes	2,913,482	66,767
Financial investments	—	210,103
Note receivables	6,172,106	3,522,349
Receivables from related parties	—	124,723
Inventories	54,355	61,609
Taxes recoverable	17,884	14,446
Other receivables	17,508	27,956

Total current assets	9,175,335	4,027,953

Judicial deposits	1,345	872
Prepaid expenses	451	160
Deferred income tax and social contribution	14,714	37,015
Property and equipment	20,884	10,889
Intangible assets	204,443	158,868

Total non-current assets	241,837	207,804

TOTAL ASSETS	9,417,172	4,235,757

Payables to third parties	3,084,786	3,080,569
Trade payables	156,811	92,444
Payables to related parties	33,615	39,101
Salaries and social charges	62,651	34,269
Taxes and contributions	82,823	52,064
Provision for contingencies	5,319	4,648
Other payables	22,098	15,872

Total current liabilities	3,448,103	3,318,967

Deferred income tax and social contribution	—	42,809
Other payables	—	3,590

Total non-current liabilities	—	46,399

Share capital	26	524,577
Legal reserve	—	30,216
Capital reserve	5,577,286	—
Equity valuation adjustments	(7,177)	55
Profit retention reserve	375,546	312,047

	5,945,681	866,895

Non-controlling interests	23,388	3,496

Total equity	5,969,069	870,391

TOTAL LIABILITIES AND EQUITY	9,417,172	4,235,757

2Q18 Earnings Release	16

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Three Months Ended June 30, 2018

(in millions of reais, except amounts per share)
Total revenue and income	1,001.8
Less: Foreign exchange gain on follow-on proceeds	(27.3)

Non-GAAP total revenue and income (1)	974.5

Total expenses	(689.1)
Less: Share-based long-term incentive plan (LTIP)	62.3
Less: Tax related to remittance of follow-on proceeds (IOF tax)	0.7

Non-GAAP total expenses (2)	(626.1)

Profit before taxes	312.7
Plus: Total Non-GAAP adjustments	35.7

Non-GAAP profit before taxes (3)	348.4

Income tax and social contribution	(85.1)
Less: Income tax and social contribution on non-GAAP adjustments	(21.2)

Non-GAAP income tax and social contribution (4)	(106.3)
Net income	227.6
Plus: Total Non-GAAP adjustments	14.5

Non-GAAP net income (5)	242.1

Basic earnings per common share—R$	0.7417
Diluted earnings per common share—R$	0.7386

Non-GAAP basic earnings per common share—R$ (6)	0.7906
Non-GAAP diluted earnings per common share—R$ (6)	0.7872

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our follow-on proceeds in the amount of R$27.3 million in the three months ended June 30, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our follow-on proceeds is included within Other financial income. Other financial income in the amount of R$64.5 million is therefore adjusted by excluding the foreign exchange gain on our follow-on proceeds, resulting in Non-GAAP Other financial income in the amount of R$37.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$62.3 million, consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The largest portion of this expense amount was recognized upon the closing of our IPO with the issuance of 1.9 million shares under our LTIP awards that vested at the IPO date. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$482.8 million is adjusted by R$11.3 million resulting in Non-GAAP Cost of sales and services of R$471.5 million; and Administrative Expenses in the amount of R$109.2 million is adjusted by R$51.0 million resulting in Non-GAAP Administrative expenses of R$58.2 million.

(b)

Tax related to remittance of follow-on share proceeds (IOF tax) in the amount of R$0.7 million in the three months ended June 30, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on share proceeds from our Non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$2.8 million is therefore adjusted by excluding the IOF tax, resulting in Non-GAAP Financial expenses in the amount of R$2.1 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.

(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on follow-on proceeds of R$27.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.

(6)	Non-GAAP basic earnings per common share and Non-GAAP diluted earnings per common share reflect the adjustments to Non-GAAP net income, which is allocated in full to Owners of the Company.

2Q18 Earnings Release	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 30, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director